Clifton Star Resources Inc.

Acquires Gesmalar Inc.'s NSR Royalty on Central Duparquet and Cancels Previously-Granted Options

VANCOUVER, BRITISH COLUMBIA--(Marketwire - 01/27/10) - Clifton Star Resources, Inc. (TSX-V:CFO - News)(Frankfurt:C3T - News) is pleased to announce that it has concluded an agreement in principle with Gesmalar Inc. ("Gesmalar"), a privately-owned corporation, to acquire Gesmalar's 2% Net Smelter Return royalty interest on eventual production from the property known as Central Duparquet and comprised of 18 mineral claims located in the Duparquet Township, Province of Quebec (the "Property").

In consideration for such acquisition, Clifton has agreed to (i) pay a sum of C$155,000 in cash to Gesmalar, and (ii) issue, allot and deliver to Gesmalar 10,000 fully paid and non-assessable common shares of Clifton. The closing of this transaction is scheduled to occur within 30 days, subject to obtaining regulatory approval, including approval of the TSX Venture Exchange.

Clifton holds a five-year option (expiring in December 2013) to earn a 100% interest in the Property from two individuals. In addition, as disclosed jointly with Osisko Corporation ("Osisko") on December 11, 2009, Clifton granted to Osisko an option to earn a 50% interest in various rights and interests held by Clifton in the Duparquet and Destor Townships (Quebec), including Clifton's option rights in respect of the Property.

Clifton also announces the cancellation of 225,00 options to purchase common shares it had granted on January 20 @ $5.35 and 100,000 shares it had granted at $5.80 per common share on January 22, 2010.

On behalf of the Board,

Harry Miller, President

Neither the TSX-Venture Exchange nor the regulatory provider (as the term is defined in the policies of the TSX-Venture Exchange) accepts responsibility for the accuracy or adequacy of this release.

Contacts:

Clifton Star Resources Inc.

Harry Miller

Direct: 425.453.0355

hmiller@cliftonstarresources.com

www.cliftonstarresources.com